                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                     ------------

                                   SCHEDULE 14D-1/A

                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (Amendment No. 1)

                                     ------------

                           Kash n' Karry Food Stores, Inc.
                              (Name of Subject Company)

                                 KK Acquisition Corp.
                                  FLI Holding Corp.
                                   Food Lion, Inc.
                                     (Bidder(s))

                            Common Stock, $0.01 par value
                      (including Preferred Share Purchase Rights
                             issued with respect thereto)
                            (Title of Class of Securities)

                                      48577P106
                        (CUSIP Number of Class of Securities)

                              R. William McCanless, Esq.
                Senior Vice President and Chief Administrative Officer
                                   Food Lion, Inc.
                                    P.O. Box 1330
                                 2110 Executive Drive
                           Salisbury, North Carolina 28145
                              Telephone:  (704) 633-8250
                    (Name, address and telephone number of Persons
                  Authorized to Receive Notices and Communications
                                 on behalf of Bidder)

                                       Copy to:
                               Bruce S. Mendelsohn and
                             Russell W. Parks, Jr., P.C.
                      Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           1333 New Hampshire Avenue, N.W.
                                      Suite 400
                                Washington, D.C. 20036
                              Telephone:  (202) 887-4000

                                   December 5, 1996


                              CALCULATION OF FILING FEE
         Transaction Value                       Amount of Filing Fee
          $121,532,164(1)                             $24,307(2)

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $24,307                  Filing Party:
    Form or Registration No.: Schedule 14D-1            KK Acquisition Corp.
                                                        FLI Holding Corp.
                                                        Food Lion, Inc.
                                            Date Filed:    November 15, 1996

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(1) Calculated by multiplying $26.00, the per share tender offer price, by
    4,674,314, the number of shares of Common Stock sought in the Offer.

(2) 1/50 of 1% of the Transaction Valuation.

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    This Amendment No. 1 is filed by KK Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of FLI Holding Corp. ("Holding"), a Delaware corporation and a wholly owned subsidiary of Food Lion, Inc., a North Carolina corporation ("Parent"), to amend its Tender Offer Statement filed on November 15, 1996 (the "Schedule 14D-1") relating to the purchase of all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Kash n' Karry Food Stores, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 13, 1995, between the Company and Fleet National Bank (successor in interest to Shawmut Bank Connecticut, N.A.), as Rights Agent, as amended by the First Amendment to Rights Agreement dated as of June 13, 1995, and the Second Amendment to Rights Agreement dated as of October 30, 1996 (the "Rights Agreement"). All references herein to the Rights include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights. Capitalized terms used herein and not defined shall have the meanings set forth in the Offer to Purchase, dated November 15, 1996, filed as Exhibit (a)(1) to the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)    Offer to Purchase, dated November 15, 1996.

    (a)(2)    Letter of Transmittal.

    (a)(3)    Notice of Guaranteed Delivery.

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

    (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Summary Advertisement as published in THE WALL STREET JOURNAL on November 15, 1996.

    (a)(8) Press Release issued by Parent and the Company on October 31, 1996 (incorporated herein by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed November 4, 1996).

    (a)(9)    Press Release issued by Parent on November 8, 1996.

    (a)(10)   Press Release issued by Parent on November 15, 1996.

    (a)(11) Amendment and Supplement, dated December 5, 1996 to Offer to Purchase, dated November 15, 1996.

    (b) Food Lion, Inc. Senior Credit Facilities Commitment Letter from Chase Securities, Inc. to Parent, dated October 29, 1996.

    (c)(1) Agreement and Plan of Merger, dated as of October 31, 1996, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed November 4, 1996).

    (c)(2) Stockholders Agreement, dated as of October 31, 1996, among BankAmerica Capital Corporation, Citicorp North America, Inc., Landmark Equity Partners III, L.P., Landmark Equity Partners IV, L.P., The Prudential Insurance Company of America, Prudential

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              Property & Casualty Company, Pruco Life Insurance Company of
              Arizona, PaineWebber Capital Inc., UBS Capital LLC, High Yield Portfolio, IDS Bond Fund, Inc., IDS Life Advantage Fund, Pruco Life Insurance Company, Wells, Fargo & Company, the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed November 4, 1996).

    (c)(3) Confidentiality Agreement between Company and Parent, dated May 20, 1996.

    (c)(4) Confidentiality Agreement between Parent and Company, dated May 21, 1996.

    (d)       None.

    (e)       Not applicable.

    (f)       Not applicable.

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                                    EXHIBIT INDEX

EXHIBIT
  NO.
-------
 ITEM
-------
(a)(1)        Offer to Purchase, dated November 15, 1996
(a)(2)        Letter of Transmittal
(a)(3)        Notice of Guaranteed Delivery
(a)(4)        Letter from the Information Agent to Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees
(a)(5)        Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients
(a)(6)        Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9
(a)(7)        Summary Advertisement as published in THE WALL STREET JOURNAL on
              November 15, 1996
(a)(8)        Press Release issued by Parent and the Company on October 31,
              1996
(a)(9)        Press Release issued by Parent on November 8, 1996
(a)(10)       Press Release issued by Parent on November 15, 1996
(a)(11)       Amendment and Supplement, dated December 5, 1996 to Offer to
              Purchase, dated November 15, 1996
(b)           Food Lion, Inc. Senior Credit Facilities Commitment Letter from
              Chase Securities, Inc. to Parent, dated October 29, 1996
(c)(3)        Confidentiality Agreement between Company and Parent, dated May
              20, 1996
(c)(4)        Confidentiality Agreement between Parent and Company, dated May
              21, 1996
(d)           None
(e)           Not applicable
(f)           Not applicable
